FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                       For the month of January 18, 2007

                          HEALTHCARE TECHNOLOGIES LTD.
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                 (Translation of Registrant's name into English)

                     32 Shaham Street, Petach Tikva, Israel,
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                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]


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                                Table of Contents

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Healthcare Technologies Ltd. press release, dated January 16, 2007         4


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                             Form 6-K Signature Page

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  HEALTHCARE TECHNOLOGIES LTD.
                                                  (Registrant)


                                                  By: /s/ Eran Rotem
                                                  ------------------
                                                  Eran Rotem
                                                  Chief Financial Officer

Dated: January 18, 2007


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FOR: Healthcare Technologies, Ltd.
CONTACT: Eran Rotem, CFO
+972-3-9277232/3

PRNEWSWIRE   Mrs. Rakefet Sudri PR Newswire Israel
CONTACT:     info@prnewswire.co.il
             Cellular + 972 64 308081

               HEALTHCARE TECHNOLOGIES ANNOUNCES THE SIGNING OF A
            DEFINITIVE AGREEMENT FOR THE PURCHASE OF NEXGEN BIOFUELS'
              ASSETS AND THE SALE OF ITS CURRENT BUSINESS TO GAMIDA

Petach Tikva, Israel, January 16, 2007 - Healthcare Technologies Ltd. (NASDAQ:
HCTL), announced today that it has signed a definitive agreement with NexGen Biofuels, Inc., and Gamida for Life B.V., Healthcare's largest shareholder, for the purchase of NexGen's assets and the sale of its current business.

Under the terms of the agreement, NexGen will transfer its assets to a newly formed wholly-owned US subsidiary of Healthcare for shares in Healthcare at a price per share of $1.50. The number of shares to be issued for such assets will be based on a valuation of the assets to be provided by a recognized valuation firm.

The contemplated transaction also includes the purchase by Gamida of Healthcare's holdings in its subsidiaries and related assets in consideration for 4.7 million of Gamida's shares in Healthcare.

Until 180 days following the Closing, NexGen will have the option to transfer an existing ethanol or biodiesel plant in exchange for up to 80 million additional Healthcare shares at a price per share of $1.50.

Jim McAlinden, NexGen's COO stated, "We are pleased with the successful completion of the definitive agreement signed between our companies. We are looking forward to completing the merger and we expect a smooth and rapid integration of the two companies."

Healthcare's Chief Executive Officer, Moshe Reuveni added, "We are pleased with the signing of this three-way agreement. The agreement presents interesting prospects for Healthcare and its shareholders."

Closing of the transaction announced today is subject to the completion of due diligence, the receipt by Healthcare of a written valuation by a recognized valuation firm giving NexGen's assets a value of no less than $30-$50 million, the receipt of the necessary corporate, regulatory and third party approvals, including Healthcare's shareholders and the approval of an Israeli District Court and other closing conditions. No assurance can be given that the transactions contemplated by the agreement announced today will close.


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                          ABOUT HEALTHCARE TECHNOLOGIES

Healthcare Technologies Ltd. through it subsidiaries and affiliates Gamidor Diagnostics (1984) Ltd., Danyel Biotech Ltd. and Savyon Diagnostics Ltd., specializes in the development, manufacturing and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites worldwide.

                           ABOUT NEXGEN BIOFUELS, INC.

NexGen Biofuels, Inc. is a developer and producer of alternative fuels. NexGen plans to build and operate four ethanol and one biodiesel plant with production primarily within in the United States. NexGen is currently in the process of acquiring and developing its proposed plants and has not conducted any significant business operations or generated any operating revenues to date. Currently, NexGen Biofuels has options on five green field sites in Wisconsin, Iowa, Ohio and Indiana, with the intention of producing 100 million gallons of annual ethanol/biodiesel production per site. The Corporate Headquarters of NexGen is located at 14 Wall Street, 20th Floor, New York, NY 10005.

SAFE HARBOR: THIS PRESS RELEASE CONTAINS CERTAIN FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. WITH THE EXCEPTION OF HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS DISCUSSED IN THIS PRESS RELEASE INVOLVE RISK AND UNCERTAINTIES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENT MADE BY OR ON BEHALF OF HEALTHCARE TECHNOLOGIES LTD. MANY FACTORS COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF HEALTHCARE OR THE ABOVE DESCRIBED TRANSACTION TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS, INCLUDING, AMONG OTHERS: SATISFACTION OF THE CLOSING CONDITIONS TO THE AGREEMENT; RECEIPT OF SHAREHOLDER, REGULATORY AND THIRD PARTY APPROVALS, INCLUDING THE APPROVAL OF THE DISTRICT COURT OF TEL AVIV; THE SATISFACTION AND COMPLETION OF DUE DILIGENCE BY THE PARTIES TO THE AGREEMENT; THE RECEIPT BY HEALTHCARE OF A SATISFACTORY VALUATION OF NEXGEN'S ASSETS AND SUCH ASSETS BEING GIVEN A VALUE OF NO LESS THAN $30-$50 MILLION; THE CONTINUED TRADE OF HEALTHCARE'S SHARES ON NASDAQ; THE OPTIONS HELD BY NEXGEN REMAINING IN EFFECT; AND THE RAISING OF FUNDS NECESSARY TO CONSTRUCT AND OPERATE ETHANOL AND/OR BIODIESEL MANUFACTURING FACILITIES AND THE RECEIPT OF REGULATORY AND THIRD PARTY APPROVALS FOR THE CONSTRUCTION AND OPERATION THEREOF. READERS ARE REFERRED TO THE DOCUMENTS FILED BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION, SPECIFICALLY THE MOST RECENT REPORT ON FORM 20F THAT IDENTIFIES IMPORTANT RISKS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE CONTAINED IN THE FORWARD LOOKING STATEMENTS.



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